

Advantage Announces Annual Meeting Voting Results on Election of Directors and Election of a New Director

May 27, 2015

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, May 27, 2015 – Advantage Oil & Gas Ltd. ("**Advantage**") is pleased to announce that on May 27, 2015 it held its annual general and special meeting of shareholders (the "**Meeting**"). A total of 140,846,718 common shares (approximately 82.53% of the outstanding common shares) were represented at the Meeting in person or by proxy.

At the Meeting, shareholders approved the election of six nominees as directors of Advantage to serve until the next annual meeting of shareholders or until their successors are elected or appointed, with the number and percentage of common shares represented at the Meeting voting by way of ballot in favour or withheld from voting for the individual nominees as follows:

	FOR		WITHHELD	
	Number	Percentage	Number	Percentage
Stephen E. Balog	129,106,734	99.31%	899,489	0.69%
Grant B. Fagerheim	126,508,841	97.31%	3,497,382	2.69%
Paul G. Haggis	129,106,213	99.31%	900,010	0.69%
Andy J. Mah	129,794,704	99.84%	211,519	0.16%
Ronald A. McIntosh	128,661,144	98.97%	1,345,079	1.03%
Jill T. Angevine	129,806,834	99.85%	199,389	0.15%

Advantage is pleased to announce the election of Jill T. Angevine as a new member of the Board of Directors. Ms. Angevine is currently Vice President and Portfolio Manager at Matco Financial Inc. and was previously Vice President and Director, Institutional Research at FirstEnergy Capital Corp. Ms. Angevine's extensive oil and gas industry and capital markets experience will complement the Board of Directors as Advantage continues its success through execution of its multi-year development plan.

For complete voting results, please see our Report of Voting Results available through SEDAR at www.sedar.com.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005
or
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com